                                                                    Exhibit 18.1

January 30, 1998


Cooker Restaurant Corporation
5500 Village Boulevard
West Palm Beach, Florida 33419-1448

Ladies and Gentleman:

We have audited the consolidated balance sheets of Cooker Restaurant Corporation and subsidiaries (the "Company") as of December 28, 1997 and December 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 28, 1997 and have reported thereon under date of January 30, 1998. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 28, 1997. As stated in note 2 to those consolidated financial statements, the Company changed its method of accounting for restaurant preoperational costs from capitalization and amortization to expense as incurred and states that the newly adopted accounting principle is preferable in the circumstances because of recent accounting trends. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgement and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgement and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG Peat Marwick LLP